May 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Karina Dorin

Re:	U.S. Gold Corp.
Registration Statement on Form S-3
Filed May 2, 2025
File No. 333-286946

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Gold Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Time on Tuesday, May 13, 2025, or as soon thereafter as practicable.

Please advise Edward Shaoul of Davis Graham & Stubbs LLP at (303) 892-7262 when the order declaring the above-referenced registration statement effective is signed.

Sincerely,

By:	/s/ Eric Alexander
Name:	Eric Alexander
Title:	Chief Financial Officer

cc:	Edward Shaoul, Esq., Davis Graham & Stubbs LLP